Newton Davis

Direct Phone:            (617) 951-8383

Direct Fax:               (617) 951-8736

newton.davis@bingham.com

April 13, 2007

Via Edgar

Nicholas P. Panos, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Electronics, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed by Rokonet Industries, U.S.A., Inc. on April 6, 2007

SEC File No. 0110-16305

Dear Mr. Panos:

On behalf of our client, Risco Ltd., a limited liability company organized under the laws of Israel (“Risco”), and its wholly-owned subsidiary, Rokonet Industries, U.S.A., Inc., a New York corporation (the “Purchaser”), submitted herewith please find Amendment No. 2 to the Preliminary Proxy Statement, File No. 0110-16305 (as amended, the “Preliminary Proxy Statement”). The Preliminary Proxy Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to telephonic conversation with the Staff on April 12, 2007 (the “Comments”). In addition, the Preliminary Proxy Statement has been revised to update generally the disclosure provided therein.

For ease of reference, each comment contained in the Comments is printed below in bold and is followed by the response of the Purchaser.

Schedule 14A

General

1.	Revise to include disclosures required by Item 4b of Schedule 14A.

Response: In response to the Staff’s comment, the Purchaser has revised pages 16 through 17 of the Preliminary Proxy Statement to include the information required by Item 4b of Schedule 14A.

2.	Revise the cover page of the Preliminary Proxy Statement to correct a typographical error.

Response: In response to the Staff’s comments, the Purchaser has revised the cover page of the Preliminary Proxy Statement.

* * * *

Nicholas P. Panos, Special Counsel

April 13, 2007

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact the undersigned at (617) 951-8383.

Respectfully submitted,

/s/    Newton Davis

J.Q. Newton Davis, Esq.

cc:	Moshe Alkelai, Risco Ltd.

John R. Utzschneider, Esq., Bingham McCutchen LLP